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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          DigitalPost Interactive, Inc.
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                                (Name of Issuer)

                         Common Stock, par value $0.001
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                         (Title of Class of Securities)

                                    25400D104
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                                 (CUSIP Number)

                                   Steven Dong
                          DigitalPost Interactive, Inc.
                          1 Peters Canyon Road, Ste 150
                                Irvine, CA 92606
                              Phone: (888) 881-1011

                                 With copies to:

                              Scott D. Olson, Esq.
                                 251 High Drive
                             Laguna Beach, CA 92651
                              Phone: (310) 985-1034
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 30, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 25400D104
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
   (entities only)

   Steven Dong
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]................................................................
   (b) [ ]................................................................
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3. SEC Use Only
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4. Source of Funds (See Instructions)

   PF
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e): [ ]
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6. Citizenship or Place of Organization

   California resident
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Number of           7. Sole Voting Power
Shares
Beneficially           2,528,941
Owned by        ----------------------------------------------------------------
Each                8. Shared Voting Power
Reporting
Person With            0
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                    9. Sole Dispositive Power

                       2,528,941
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                   10. Shared Dispositive Power

                       0
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11. Aggregate Amount Beneficially Owned by Each Reporting Person

    3,019,434 (A)
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)    [   ]
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13. Percent of Class Represented by Amount in Row (11)
    5.66%
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14. Type of Reporting Person (See Instructions)

    IN
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(A) Includes 490,493 shares issuable to Mr. Dong pursuant to options to purchase shares of the Company's common stock exercisable within 60 days.

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                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "DPI Common Stock"), of DigitalPost Interactive, Inc., a Nevada corporation ("DPI"). DPI's principal executive offices are at 1 Peters Canyon Road, Ste 150, Irvine, CA 92606.


ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Name:

                  Steven Dong

         (b)      Business address:

                  DigitalPost Interactive, Inc., One Peters Canyon Rd., Suite #150, Irvine, CA 92606

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                  Chief Financial Officer, DigitalPost Interactive, Inc., One Peters Canyon Rd., Suite #150, Irvine, CA 92606.

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

                  No

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

                  No

         (f)      Citizenship.

                  United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Prior to January 30, 2007, Steven Dong (i) purchased 441,176 shares of The Family Post, Inc., a California corporation ("TFP") in a private offering, (ii) purchased 600,000 TFP shares in a private transaction; (iii) was issued 79,851 shares of TFP common stock as compensation for services; and (iv) was issued options to purchase 500,000 shares of TFP common stock as compensation for services.

On January 30, 2007, DPI through its wholly owned subsidiary TFP Sub, Inc. acquired all of the shares of TFP according to the terms of an Agreement and Plan of Merger and assumed TFP's options. The shareholders of TFP, including Steven Dong, exchanged all of their shares and options to purchase shares for DPI stock and stock options at a ratio of 1: 2.2559, and therefore Steven Dong was issued 2,528,941 shares of DPI and an option to purchase 980,985 shares of DPI common stock.

The Agreement and Plan of Merger is incorporated by reference to DPI's Form 8-K as filed with the SEC on February 1, 2007.

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ITEM 4.  PURPOSE OF TRANSACTION

The purpose of the transaction is to facilitate the adoption of the Agreement and Plan of Merger by the stockholders of DPI.

Other than as stated above, Steven Dong currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Steven Dong reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of January 30, 2007, DPI had approximately 52,833,385 shares of beneficially owned issued and - outstanding common stock; Steven Dong was the beneficial owner of 3,019,434 shares of DPI common

         (b)      stock, which amounts to 5.66% of the class.

         (c) Steven Dong has not effected any transaction in the DPI Common Stock during the past 60 days.

         (d)      All pecuniary interests in the DPI Common Stock referred to in
                  Item 5(a) are held by Steven Dong.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Steven Dong and DPI entered into an executive employment agreement on January 30, 2007 for his service as DPI's Chief Financial Officer. The executive employment agreement is incorporated by reference to DPI's Form 8-K as filed with the SEC on February 1, 2007.

On January 30, 2007, DPI assumed Steven Dong's option to purchase TFP stock pursuant to the terms of the transaction, and re-issued an option to Steven Dong an option to purchase 980,985 shares of DPI stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         A. Agreement and Plan of Merger, dated as of January 30, 2007. The Agreement and Plan of Merger is incorporated by reference to DPI's Form 8-K as filed with the SEC on February 1, 2007.

         B. Executive Employment Agreement, dated as of January 30, 2007. The executive employment agreement is incorporated by reference to DPI's Form 8-K as filed with the SEC on February 1, 2007.


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 23, 2007
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Signature: /s/ Steven Dong
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Name/Title:  Steven Dong
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